UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

KIRKLAND LAKE GOLD LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

49741E100

(CUSIP Number)

ERIC SPROTT, 2600-200 BAY STREET, TORONTO, ON, CANADA 416.943.6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49741E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,802,197(1)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 16,802,197(1)
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,802,197(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (a) 2,752,931 Common Shares (as defined herein) held of record by 2176423 Ontario Ltd. (“2176423 Ontario”), (b) 200,003 Common Shares held of record by Lariscan Enterprises Inc (“Lariscan Enterprises”) and (c) 750,024 Common Shares held of record by The Sprott Foundation (“Sprott Foundation”). The Reporting Person (as defined herein) controls each of 2176423 Ontario, Lariscan Enterprises and Sprott Foundation and has the power to direct the voting and disposition of Common Shares held by such entities through his ownership interests in such entities and/or his authority as Chief Investment Officer of such entities. See below Item 3 for full details.

(2)

Based upon 210,011,669 Common Shares outstanding as of May 22, 2019, as reported in the Kirkland Lake Gold Ltd. Current Report on Form 6-K filed with the Securities and Exchange Commission on May 28, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Kirkland Lake Gold Ltd. (the “Company”), which has its principal executive offices at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada M5J 2J1.

Item 2.	Identity and Background

(a)	Eric Sprott (the “Reporting Person”)

(b)	The Reporting Person’s business address is 2600-200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

(c)	The Reporting Person served as Non-Executive Chair of the Board of Directors of the Company from November 30, 2016 until his retirement on May 7, 2019. The Reporting Person is currently retired.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Considerations

As of July 2, 2019, the Reporting Person beneficially owned 16,802,197 Common Shares, of which:

•	13,099,239 Common Shares are owned directly by the Reporting Person (“Directly Owned Shares”);

•	2,752,931 Common Shares are owned by 2176423 Ontario, a private company incorporated in Ontario, Canada, which is controlled by the Reporting Person (“2176423 Ontario Shares”);

•	200,003 Common Shares are owned by Lariscan Enterprises, a private company incorporated in Ontario, Canada, which is controlled by the Reporting Person; and

•	750,024 Common Shares are owned by Sprott Foundation, a corporation incorporated under the Canada Not-for-profit Corporations Act, which is controlled by the Reporting Person.

The Common Shares covered by this Schedule 13D were acquired (directly or indirectly through entities controlled by the Reporting Person as described above) in connection with certain business combination transactions prior to the listing of the Common Shares on the New York Stock Exchange, through open market purchases using personal funds (including available personal lines of credit) or through the Reporting Person’s service as a director of the Company.

No funds or other consideration was borrowed by the Reporting Person specifically for the purpose of acquiring, holding, trading or voting the securities. The Reporting Person has also disposed (directly or indirectly) of Common Shares in open market sales from time to time.

Item 4.	Purpose of Transaction

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Person acquired the Common Shares described in this Schedule 13D for investment purposes. Depending on market conditions, his continuing evaluation of the business and prospects of the Company and other factors, the Reporting Person may dispose of or acquire additional Common Shares. The Reporting Person did not acquire the Common Shares for the purpose of, and does not intend to in the future to, influence the control of the Company.

Item 5.	Interest in Securities of the Issuer

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

(a)

As of July 2, 2019, the Reporting Person beneficially owned 16,802,197 Common Shares, representing 8.0% of the outstanding Common Shares based on 210,011,669 Common Shares outstanding as of May 22, 2019.

(b)	The Reporting Person holds sole voting and dispositive power with respect to 16,802,197 Common Shares.

(c)	The following table sets forth all transactions with respect to the Common Shares effected during the 60 days preceding July 2, 2019:

•	On May 16, 2019, the Reporting Person exercised options to purchase 150,002 Directly Owned Shares at a purchase price of per share of CAD $5.8400.

•	On May 21, 2019, 2176423 Ontario sold 10,000 Common Shares in the open market at a sale price of CAD $46.0000 per share.

•	On May 22, 2019, 2176423 Ontario sold 58,400 Common Shares in the open market at a sale price of CAD $46.1973 per share.

•	On May 31, 2019, the Reporting Person sold 400,000 Common Shares in the open market at a sale price of CAD $46.5601 per share.

•	On June 3, 2019, the Reporting Person sold 600,000 Common Shares in the open market at a sale price of CAD $48.0159 per share.

•	On June 4, 2019, the Reporting Person sold 500,000 Common Shares in the open market at a sale price of CAD $50.3714 per share.

•	On June 5, 2019, the Reporting Person sold 500,000 Common Shares in the open market at a sale price of CAD $50.5204 per share.

•	On June 6, 2019, the Reporting Person sold 500,000 Common Shares in the open market at a sale price of CAD $51.0339 per share.

•	On June 12, 2019, 2176423 Ontario sold 250,000 Common Shares in the open market at a sale price of CAD $52.1486 per share.

•	On June 19, 2019, the Reporting Person sold 136,200 Common Shares in the open market at a sale price of CAD $52.8835 per share.

•	On June 24, 2019, the Reporting Person sold 350,000 Common Shares in the open market at a sale price of CAD $56.4862 per share.

•	On June 25, 2019, the Reporting Person sold 25,900 Common Shares in the open market at a sale price of CAD $57.6759 per share.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2019
Dated

/s/ Eric Sprott
Signature

Eric Sprott
Name/Title